BC  FORM  53-901F

     SECURITIES  ACT

     MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  ACT

ITEM  1.     REPORTING  ISSUER
             -----------------

     GlobeNet  Resources  Inc.
1360  -  605  Robson  Street
Vancouver,  B.C.
V6B  5J3

ITEM  2.     DATE  OF  MATERIAL  CHANGE
             --------------------------

     January  16,  2003

ITEM  3.     PRESS  RELEASE
             --------------

Mr. David Patterson, Director of GlobeNet Resources Inc. (the "Company") announces the closing of $95,000 of the $150,000 private placement announced on November 15, 2002. The Company has decided not to close the balance of the private placement. These funds were raised by the Company issuing 256,756 units at a price of $0.37 per unit, each unit consisting of one flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one additional flow-through common share of the Company at a price of $0.50 until January 10, 2005. Each flow-through common share will entitle the holder to receive a pro rata interest in Canadian Exploration Expenditures incurred and renounced by the Company.

The shares, and any shares to be issued upon the exercise of the warrants, are subject to a hold period expiring May 11, 2003.

ITEM  4.     SUMMARY  OF  MATERIAL  CHANGE
             -----------------------------

See  Item  3  above.

ITEM  5.     FULL  DESCRIPTION  OF  MATERIAL  CHANGE
             ---------------------------------------

See  Item  3  above.


ITEM  6.     RELIANCE  ON  SECTION  85(2)  OF  THE  ACT
             ------------------------------------------

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

     N/A



ITEM  7.     OMITTED  INFORMATION
             --------------------

     N/A

ITEM  8.     SENIOR  OFFICERS
             ----------------

     Kerry  Sparkes,  Director

Telephone:  (604)  684-6535

ITEM  9.     STATEMENT  OF  SENIOR  OFFICER
             ------------------------------

The  foregoing  accurately  discloses  the  material  change referred to herein.


DATED  at  Vancouver,  B.C.  this  16th  day  of  January,  2003.


GLOBENET  RESOURCES  INC.

Per:
     "Kerry  Sparkes"
     ----------------
     KERRY  SPARKES
Director